Robert A. Schwartz
732.448.2548
rschwartz@windelsmarx.com	120 Albany Street Plaza | New Brunswick, NJ 08901
T. 732.846.7600 | F. 732.846.8877

June 9, 2014

VIA EDGAR

United States Securities and Exchange Commission

Washington, DC 20549

Re:	Unity Bancorp, Inc.
Registration Statement on Form S-1
Filed April 15, 2014
File No. 333-195270
Form 10-K for the Year Ended December 31, 2013
Filed March 6, 2014
File No. 001-12431
Definitive Proxy Statement
Filed March 3, 2014
File No. 001-12431

Dear Sir or Madam:

Transmitted along with this cover letter is Amendment No. 1 to the Registration Statement on Form S-1 of Unity Bancorp, Inc..

We have filed Amendment No. 1 to, among other things, address the comments contained in the May 12, 2014 letter from Kathryn McHale, Senior Staff Attorney.  Set forth below is our response to each of the comments contained in Ms. McHale’s letter.

Registration Statement on Form S-1

General

1.              Please revise to disclose all information other than that which may be omitted per Rule 430A.

We have revised the Registration Statement to provide all information except that which may be omitted pursuant to Rule 430A.

Cover Page

2.              Revise to more clearly disclose either that you will not extend the offering beyond a specified date, or disclose that subscribers will have the ability to revoke the exercise of their subscription rights if you extend the length of the offering period. Make corresponding changes throughout your prospectus.

We have revised the Registration Statement to more clearly provide that the offering may not be extended beyond a specified date, which will be 45 days after the offering has commenced. Corresponding changes have been throughout the document.

Incorporation by Reference, page 2

3.              Revise to incorporate your proxy statement and all current reports filed pursuant to Section 13(a) or 15(d) of the Exchange Act since the end of your last completed fiscal year. Refer to Item 12(a)(2) of Form S-1.

We have revised the Registration Statement to incorporate by reference all of the Registrant’s filings under the Securities Exchange Act since December 31, 2013, including all Current Reports of Form 8-k, its quarterly report on Form 10-Q filed on May 9, 2014 for the quarter ended March 30, 2014, and its definitive proxy statement filed on March 3, 2014 for it annual meeting held on April 24, 2014.

4.              Include your website address in this section and disclose that the incorporated reports and other documents required to be filed may be accessed on your website. Refer to Item 12(b)(1)(v) of Form S-1.

We have revised the Registration Statement to disclose that the incorporated reports and other documents required to be filed may be accessed on your website, and provided instructions for location such documentation.

Questions and Answers About This Rights Offering, page 3

5.              Please revise your reference to an “over-subscription” as your plan of distribution does not appear to provide existing shareholders with an over-subscription privilege. Rather, your ability to offer any shares of Common Stock that remain unsubscribed “to current shareholders and investors who are not currently shareholders” seems more appropriately described as a “follow-on offering.” Similarly revise pages 10 and 23.

We have revised the Registration Statement to more accurately describe the ability of current shareholders to purchase any chares which remain unsubscribed pursuant to the Rights Offering as a “Follow-On Offering”.

Part II—Information Not Required in Prospectus, page II-1

Item 17. Undertakings, page II-3

6. Revise to include the undertaking required by Item 512(c) of Regulation S-K.

We have revised the Registration Statement to include the undertaking required by Item 512(c) of Regulation S-K.

Exhibits

7.              We note your disclosure that this transaction will not be taxable. Please provide a tax opinion or advise the staff why you are not required to do so. Refer to footnote 39 of Staff Legal Bulletin 19 (October 14, 2011).

A form of opinion letter with respect to the tax consequences of the transaction has been annexed to this Amendment No. 1 to the Registration Statement of Form S-1 as Exhibit 8.1.

8.              Please file the Rights Agreement and Certificate as exhibits to your next amendment.

The Rights Agreement has been annexed to this Registration Statement as Exhibit 99.7.  The Rights Certificate has been annexed as Exhibit 99.8.

Form 10-K for Fiscal Year Ended December 31, 2013

Exhibit 13

Asset Quality, page 35

9.              Please revise your tables on pages 36 and 91 in future filings to clearly state that performing troubled debt restructurings (TDRs) are not included in your nonperforming loan totals and corresponding asset quality ratios.

The Registrant shall revise the tables on page 36 and 91 in future filing to clearly state that performing TDRs are not included in our nonperforming loan totals and corresponding asset quality ratios.

Definitive Proxy Statement filed March 3, 2014

General

10.       We note the second paragraph under the heading “Interest of Management and Others in Certain Transactions…” on page 22. Supplementally confirm that neither Items 404(d)(1) or (2) of Regulation S-K requires disclosure of the specific transactions referenced, given that they appear to fall outside of the safe harbor provided by Instruction 4.c to Item 404(a) of Regulation S-K. Otherwise, revise your registration statement to disclose these transactions.

Please accept this as confirmation that neither Items 404(d)(1) or (2) of Regulation S-K requires disclosure of the specific transactions referenced.

Very truly yours,

/s/ Robert A. Schwartz

Robert A. Schwartz

cc:                                Unity Bancorp, Inc.